SCHEDULE 13 D
TYPE:  SC 13D
SEQUENCE:  1




                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             SMALLCap Fund, Inc.
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                                (Name of Issuer)


                             Common Stock
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                         (Title of Class of Securities)


                                   831680103
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                                 (CUSIP Number)

            Ronald G. Olin
            c/o Deep Discount Advisors, Inc.
            One West Pack Square, Suite 777
            Asheville, NC 28801
            (828) 255-4833

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 14, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  831680103                 13D                    Page 2
----------------------                                      --------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Deep Discount Advisors, Inc.
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

========================================================================
4         SOURCE OF FUNDS                                            OO
========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
========================================================================
NUMBER OF  |    | SOLE VOTING POWER
SHARES     |  7 |                                  1917780
========================================================================
BENEFICIALLY |    | SHARED VOTING POWER                               0
    OWNED    |  8 |
========================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          1917780
 REPORTING   |  9 |
========================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                          0
    WITH     | 10 |
========================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             1917780
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                      [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                     19.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                 IA
======================================================================






CUSIP No.:  831680103                 13D                    Page 3
- ---------------------                                    ----------

========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          Ron Olin Investment Management Company
========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                          OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  1715754
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER           1715754
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER               0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   1715754
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                   [ ]
          (11) EXCLUDES CERTAIN SHARES
========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  17.3%
=======================================================================
14        TYPE OF REPORTING PERSON                               IA
========================================================================








ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The SMALLCap Fund, Inc. (the"Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One South Street, Baltimore, Maryland 21202, Telephone: (800)730-1313.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting
Persons"), who are Registered Investment Advisors,  One West Pack
Square, Suite 777, Asheville, NC 28801. Additional information with respect to officers, directors, and general partners is set forth in the attached Exhibit A.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

The issuer, which is a small-cap closed-end fund, has seen its assets decline from $150,000,000 in early 2001 to about $80,000,000 currently. At least $30,000,000 of this decline has resulted from under performing its small-cap benchmark, the S&P SmallCap 600 Index, for both 2001 and 2002. The issuer's latest annual report shows that the benchmark index declined only -9% for this period, whereas the fund's portfolio declined -29%.

Recent Federal filings indicate that a proxy contest will occur at the issuer's annual meeting scheduled for June 19, 2003. The reporting person is not a party to any solicitation associated with this contest, and, intending to be a passive investor in the issuer's shares, is not endorsing either proxy. Furthermore, the reporting person is not a Party to any contract, arrangement or understanding with any person with respect to any securities of the issuer.

However, it appears from preliminary filings that one or more of the parties to this contest may make assertions to the contrary about the motives and actions of the reporting person. Correspondingly, the reporting person sent an open letter on March 14, 2003 to the Board of Directors of the issuer which clarifies its position with regard to various actions taken by the issuer, as well as assertions that have been made, or may be made, about the reporting person's activities and motives.

In this letter, the reporting person has taken exception to actions of the Board of Directors of the issuer which entrench the existing Board majority and investment adviser, disenfranchise shareholders, and remove accountability to the shareholders for the fund's poor performance. Furthermore, the reporting person has requested that the issuer immediately provide an opportunity for dissatisfied shareholders to exit the fund and receive full asset value for all their shares.

Such letter is attached herein as Exhibit B to this filing. If inaccuracies are promulgated by any party, the reporting person may make one or more mailings to the shareholders of the issuer's securities, including but not limited to, Exhibit B, to refute any such incorrect assertions.

The reporting person has always intended to be a passive holder of the securities of the issuer. As such, the securities of the issuer acquired and held by the reporting person were purchased in the ordinary course of business for investment purposes and not for the purpose of changing or influencing the control of the issuer of such securities.

The securities were acquired with the intent to gain a diversified exposure to a portfolio of predominately small-cap securities selected and managed by an investment advisor skilled in that market sector. The reporting person is a long term investor that supports the continuation of the current investment objective of the issuer to invest in small-cap securities.

The reporting person wishes to maximize the long term value of its investment in the issuer's securities. Therefore, the reporting person will exercise its voting rights in a manner which it considers, in its own sole best judgment, to be in the best long-term interests of the issuer and its shareholders. Intending to be a passive investor, the reporting person has not, and will not, enter into any agreement, with any party or group, as to how it will exercise its voting rights at the issuer's upcoming annual meeting.

The reporting person may also consider buying or selling shares of the issuer if, in the sole discretion of the reporting person, it is deemed advisable. It is the current intent of the reporting person to return to filing Schedule 13G's in the future.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) The Fund's definitive proxy materials, dated March 14, 2003 states that, as of March 13,2003, there were 9,903,194 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

The Reporting Persons are the beneficial owners of 3,633,534 shares of Common Stock, which constitute approximately 36.7% of the outstanding shares of Common Stock.

      (b) Power to vote and to dispose of the securities resides with the Advisors.

      (c) During the last sixty days, the following shares of Common Stock were bought on the New York Stock Exchange:



 Date              Number of Shares Bought           Price Per Share
---------          --------------------------        ---------------
1/16/03                       2000                        8.66
1/23/03                      10000                        8.36
2/24/03                       9100                        7.5513
2/25/03                       9000                        7.6133
2/26/03                      30400                        7.8546
2/27/03                       8000                        7.8331
2/28/03                      15400                        7.9488
3/03/03                      16300                        8.0209
3/04/03                      38000                        7.9942
3/05/03                       9400                        7.8191
3/07/03                       8600                        7.6547
3/10/03                      13300                        7.5614
3/11/03                       2400                        7.5163
3/12/03                       7100                        7.46
3/14/03                       4200                        7.6902



ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit B
                  Letter to Board of Directors,
                  The SMALLCap Fund, Inc.







                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2003                        Deep Discount Advisors, Inc.


                                         By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin
                                            Title:  President











                                   EXHIBIT A

    The business address for all individuals listed in this Exhibit A is One West Pack Square, Suite 777, Asheville, NC 28801.

                        DIRECTORS AND/OR  GENERAL PARTNERS


Name and Address              Principal Occupation
-----------------             --------------------
Ronald G. Olin                Investment Advisor
Sandra D. Olin                Director
Ralph D. McBride              Attorney






                               EXECUTIVE OFFICERS


Name and Address               Principal Occupation
-----------------              --------------------
Ronald G. Olin                 Investment Advisor



               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE ADVISORS.

    The following shareholders and/or partners may be deemed to control the Reporting Persons:

Ronald G. Olin


                           EXHIBIT B


                                  Deep Discount Advisors, Inc.
                                  1 West Pack Square, Suite 777
                                  Asheville, NC  28803
                                  Ph: 828-274-1863

March 14, 2003

The Board of Directors
The SMALLCap Fund, Inc.
One South Street
Baltimore, Maryland  21202
Ph: 212-336-4891

Re:  An Open Letter to the Board of the SMALLCap Fund, Inc.

Dear Sirs and Madam:

As you are aware, my clients and I are long-term investors in The SMALLCap Fund Inc. (The Fund), owning a substantial number of shares. Up until this time, we have been passive investors, depending on the skill and competence of the investment adviser (Deutsche Asset Management) and the Board members to deliver value to us and the other shareholders of this closed-end fund. Our sole goal has been to make money on the Fund's shares, along with the other shareholders. We have been strong supporters of the closed-end structure over the years, believing that it gives the greatest flexibility to managers and directors to enhance value to shareholders through superior portfolio performance, judicious expense control, and innovative corporate actions which exploit discounts for the benefit of long-term shareholders.

However, over the last two years, it appears to us that the investment adviser and a slim majority consisting of four of the seven board members have become absorbed in an effort to defend against what they perceive to be a threat to their positions. As a result, they appear to have neglected their proper roles in serving the interests of all shareholders. In addition to tolerating very poor Fund performance against its small-cap benchmark, these individuals have taken a series of actions to eliminate their accountability to shareholders and expose the Fund to expensive and distracting class action law suits from disenfranchised shareholders. Furthermore, all of this has been done while attacking me and other shareholders in the name of "protecting" the fund from a so-called raid on the management contract by one of its own directors, Mr. Bradshaw. The purpose of this letter is to set the record straight and to encourage the above mentioned individuals to focus on their proper responsibilities and abandon efforts to entrench themselves in their positions.

POOR PORTFOLIO PERFORMANCE - Based on information provided in the Fund's most recent annual report, the portfolio performance has been absolutely terrible. The Fund's selected benchmark is the S&P SmallCap 600 Index. In 2001 the Fund lost -9.3% while the benchmark "gained" +6.5%. In 2002 the Fund lost -21.2% while the benchmark lost only -14.6%. This underperformance has cost the shareholders over $30,000,000 over these two years. This is significant in a fund whose assets have declined from $150,000,000 at the beginning of 2001 to about $80,000,000 recently.

The portfolio manager, Ms. Jones, is an "Interested" Director by virtue of her association with Deutsche Asset Management. She also manages a small-cap, open-end fund with similar objectives for this same adviser. Last year she joined the former Board Chairman, Mr. Incandela, in a failed attempt to convince a majority of shareholders to give up the closed-end structure and transfer all of the Fund assets to the open-end fund which she manages. This other fund has suffered equally poor performance and, because of its open-end structure and larger size, would have provided for even less accountability to SMALLCap Fund shareholders.

PACKING THE BOARD - Mr. Incandela is President of Overture Capital Partners, a private equity firm. Last year he and another long-term Director were opposed in their bid for re-election to the Board. Immediately prior to last year's annual meeting, when it was apparent that they were about to be removed from the Board by a vote of the shareholders, this former Chairman convened a special Board meeting. With the support of Ms. Jones, the board was expanded to seven members, and two new directors, Mr. Kuftinec and Mr. Naylor, were appointed to the Board without shareholder approval.

Mr. Kuftinec and Mr. Naylor are managing directors of Overture Capital Partners, the firm of which the former Chairman is the President, and have no previous experience whatsoever with closed-end funds. This all resulted in giving four Directors control of the seven-member board. These four Directors consist of the former Chairman's two business associates, the Portfolio Manager, and Mr. Wood. Mr. Wood is a long-time fellow Director of Mr. Incandela who is not up for election until 2004. He has since assumed Chairmanship of the Board.

The remaining three directors, all of whom were elected by shareholders in the last two years, have had extensive experience as directors of closed-end funds. It is also noteworthy that they have, in the past, replaced managers who had significantly underperformed their benchmarks. Whether they would have ultimately taken such actions in this case or not, it is quite likely that they would have attempted to address the Fund's poor performance. The shareholders who elected them would have had every reason to expect that they would comprise a majority of the Board, and would therefore have been in a position to hold the adviser accountable for the Fund's portfolio performance. On the contrary, packing the Board in the manner described above, with the complicity of the interested Director, may have removed this accountability.

Subsequently, the Board has passed a series of unusual by-laws, without shareholder approval, which have had the effect of limiting the rights of shareholders to elect future directors to the Board. If, as I suspect, these by-laws were secured by a four-to-three vote of the Directors, with the support of the Interested Director, it represents, in my opinion, either an actual or apparent conflict of interest.

PROTECTING THE FUND FROM MR. BRADSHAW - The claimed justification for these bizarre actions centers around "protecting" the Fund from a raid on the management contract by one of the Fund's directors (Mr. Bradshaw) and his management company (Cornerstone Advisors). I know Mr. Bradshaw. Some years ago he used to work for me, and much has been made of the fact that he is married to my wife's sister. His company manages several closed-end funds in which my clients and I own large positions.

Since Mr. Bradshaw formed his own management company, I have supported him on some issues, which made sense to me, and opposed him on others,
which did not.   In three funds, the former advisers asked to be
replaced. In one of those cases the contract went to an outside manager that I recommended, and in the other two cases, Cornerstone Advisors received the contracts after shareholder approval. In another instance, I supported Board decisions to have Cornerstone Advisors replace a manager that had significantly underperformed his large-cap, US equity benchmark. Once, Bradshaw tried to merge two of the funds he managed in order to consolidate their operation. I opposed, voted against, and defeated this merger because it would have had negative tax implications for long-term investors in one of the two funds.

In last year's proxy contest, Bradshaw campaigned in favor of, and voted for, the SMALLCap merger proposal because he felt it would allow exiting shareholders to get out of the fund at a favorable price.
I declined to vote in favor because I felt there were better ways to provide Net Asset Value (NAV) to those who wished to leave without damaging the long-term prospects for those investors who wished to stay. (The current SMALLCap Board majority has both the authority and means to provide NAV to those shareholders desiring to exit the Fund. As they are aware, they can do this at any time through a tender offer for all shares. I respectfully request them to do so immediately. It is the least they can do for disenchanted shareholders, after all the other things they have done to them recently.)

Nevertheless, the bottom line is that Mr. Bradshaw understands closed-end funds and does a competent job managing three large-cap, US equity funds that have (1) consistently met or exceeded their benchmark performance, (2) waived management fees to reduce fund expenses, and
(3) adopted policies that have almost eliminated discounts in two funds and created premiums in the third. (Premiums are far better than getting Net Asset Value for shares.) However, it should be noted that Bradshaw has no experience managing a small-cap portfolio and says he has no desire to do so.

Let us set the record straight. Mr. Bradshaw is a Director of the SMALLCap Fund because his election was recommended by the Fund, on the Fund's 2001 proxy. The Fund 's former Chairman approached me in 2001 and suggested that I agree to vote my shares for both Mr. Wood (the current Board Chairman) and Mr. Bradshaw. He approached me. I did not approach him. It was his idea, not mine. He said he wished to avoid a costly proxy fight with Mr. Bradshaw who, according to the Fund's proxy, "has significant experience serving on the boards of directors of several other closed-end funds" and "after considering Mr. Bradshaw's nomination and qualifications, the Board has determined that the Fund would also benefit from Mr. Bradshaw's service on the Board." He clearly knew of Mr. Bradshaw's history with me and wanted my support for the Fund's proxy.

Then came the terrible 2001 portfolio performance when the Fund underperformed its benchmark by an almost unbelievable 15.8%! (+6.5% for the Benchmark vs. -9.3% for the Fund). In early 2002, Mr. Bradshaw nominated two candidates for director in order to provide "an independent voice on important matters affecting the Fund" (from his proxy). One year after I had been asked to support Mr. Wood and Mr. Bradshaw in the Fund's 2001 proxy, I was unfairly attacked in the Fund's 2002 proxy material because of my past association with Mr. Bradshaw. Extensive, costly solicitation by the fund made the claim that Mr. Bradshaw, with my complicity, was trying to steal the management contract, even though he said he was not interested.

For the record, I understand that Mr. Bradshaw has stated he would not accept the Fund's management contract under any conditions; a position which I fully support. As the Board is well aware, my federal filing last year clearly stated:

"The [Fund's] securities were acquired with the intent to gain a diversified exposure to a portfolio of predominately small-cap securities selected and managed by an investment advisor skilled in that market sector. The reporting person [my firm] is a long term investor that supports the continuation of the current investment objective of the issuer to invest in small-cap securities..."

So that there is no confusion whatsoever, let me now state it even more clearly. "I will not support, and would strongly oppose, now or in the future, any effort to give the investment management contract of the Fund to Mr. Bradshaw or his investment advisory company." Any representation to the contrary in the Fund's proxy materials, particularly without reference to my unequivocal position on this matter, is materially misleading to the Fund's shareholders.

One can not help but suspect that this is all a "Red Herring" and that the real fear is that the shareholders, through new Directors, will demand accountability for poor Fund performance.

DISENFRANCHISING SHAREHOLDERS - Last year the shareholders sorted through all the name-calling and voted. They threw out the former Chairman by a large vote margin and elected Mr. Bradshaw's nominees. Having recently elected three new directors of the five in office, the shareholders might have assumed they would finally get accountability. Instead, in one of the most blatant, cynical acts in disregard of shareholder wishes that I have ever observed, the about-to-be-defeated Chairman circumvented the will of the shareholders. With the support of the aforementioned interested Director and Portfolio Manager, he packed the Board with two of his business associates, perpetuating a razor thin 4 to 3 majority.

As if this were not enough, this Board then passed a series of bizarre by-laws, without shareholder approval, which limit the rights of shareholders to elect any future directors to the Board. One such by-law gives exclusive authority to the Board majority to screen future opposing director candidates and refuse to allow the candidacy of anyone they consider, in their judgment, to be inappropriate. A later, second by-law requires that no Director can unseat an existing Director unless he receives the vote of a majority of all shares outstanding. Since it is rare that more than 65% of shares are even voted in a contested election, this means that the opposition candidate would have to secure at least 10 of every 13 votes cast to unseat an incumbent. The incumbent would need to only receive a small fraction of the votes actually cast to keep his position, and presumably would have the full resources of the Fund in an expensive proxy contest in order to achieve the necessary blocking votes.

In my opinion, these extreme, Draconian machinations expose the Fund and Deutsche Asset Management to expensive, distracting, and time-consuming class-action law suits by disenfranchised current and former shareholders. For example, well-know closed-end activist Philip Goldstein and New York attorney Gregory Keller have recently been successful in their law suit against Lincoln National Convertible Securities Fund, which took far less egregious actions against the rights of their shareholders. To its credit, that fund turned over a new leaf, declassified their Board of Directors, contacted and solicited the advice of their largest shareholders, and offset some of the large legal expenses by reducing the adviser's management fee. One would only wish they had seen the light earlier. Perhaps that is the lesson that should be heeded by the adviser and some of the current Directors of the SMALLCap Fund.

IT'S NOT TOO LATE - We respectfully ask the current Board majority and Deutsche Asset Management to step back from the path they are pursuing and put the shareholders first. Quit picking fights with some shareholders and misleading others. Offer an exit, at full asset value, to everyone who wants to cash out, and give the Fund back to those who wish to remain. Reverse the unilateral actions taken to disenfranchise shareholders, which expose the Fund, its adviser, and some of its Directors to costly legal challenges. Address the Fund's portfolio performance problems and fix them. Accept accountability to the shareholders and seek their advice. Even at this late date, it is not too late to do the right thing.

                                      Sincerely,

                                      Ronald G. Olin
                                      President, Deep Discount Advisors